SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
UNITED STATES
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Rule 12g-4 (a) (1) (i)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Title of each class of securities covered by this Form)
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4 (a) (1) (ii)
Rule 12h-3 (b) (1) (i)
Rule 12g-4 (a) (2) (ii)
Rule 12g-4 (a) (2) (i)
Rule 12h-3 (b) (1) (ii)
Rule 12h-3 (b) (2) (i)
Rule 12h-3 (b) (2) (ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date: Forty-Six (46)

X
(Exact name of registrant as specified in its charter)
Commission File Number:
333-133985-10
GreenPoint Mortgage Funding Trust, Series 2006-AR4
None
Date:
(Signature)
Ellen Kiernan
Senior Vice President
Ellen Kiernan
/s/ :
1/24/2007
Structured Asset Securities Corporation
(Registrant)
745 Seventh Avenue, 7th Floor, New York, New York, 10019, (212) 526-7000
Class:
Pursuant to the requirements of the Securities Exchange Act of 1934, Structured Asset Securities Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Structured Asset Securities Corporation, as depositor for , GreenPoint Mortgage Funding Trust, Series
2006-AR4
A1-A A1-B A2-A A2-B
A3-A A3-B A4-A A4-B
A5 A6-A A6-B A6-C
M1 M10 M2 M3
M4 M5 M6 M7
M8 M9